ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

(Expressed in United States Dollars, except where noted)

14142 Denver West Parkway, Suite 250, Golden, Colorado 80401

Telephone: 303.278.8464   Facsimile: 303.279.3772   Toll Free: 1.877.692.8182   email: atna@atna.com    www.atna.com

INDEX TO

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements

The following audited consolidated financial statements have been prepared by Atna Resources Ltd. (the “Company”) pursuant to International Financial Reporting Standards (“IFRS”). The consolidated financial statements have been prepared in United States dollars (“USD”, or “$”), except for certain footnote disclosures that are reported in Canadian dollars (“CAD” or “C$”).

Report of Independent Registered Public Accounting Firm	Page 3

Consolidated Balance Sheets	Page 4

Consolidated Statements of Operations and Comprehensive Income (Loss)	Page 5

Consolidated Statement of Changes in Shareholders’ Equity	Page 6

Consolidated Statements of Cash Flows	Pages 7-8

Notes to the Annual Consolidated Financial Statements	Pages 9-40

2

INDEPENDENT AUDITORS’ REPORT

7979 E. Tufts Avenue, Suite 400 Denver, Colorado 80237-2521 P: 303-740-9400 F: 303-740-9009 www.EKSH.com

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders

Atna Resources Ltd.

Denver, Colorado

We have audited the accompanying consolidated financial statements of Atna Resources Ltd. and Subsidiaries (the “Company”), which comprise the Consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and notes comprised of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to Obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures Selected depend on our judgment, including the assessment of risks of material misstatement of the Consolidated financial statements, whether due to fraud or error. In making those risk assessments, We consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atna Resources Ltd. and Subsidiaries, as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

EKS&H LLLP

March 14, 2014

Denver, Colorado

DENVER • FORT COLLINS • BOULDER

EKS&H LLLP

3

ATNA RESOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

Reported in US Dollars

As of December 31

	Notes	2013	2012
ASSETS
Current assets
Cash and cash equivalents		$789,900	$19,342,900
Trade receivables		-	97,800
Gold inventories	4	17,484,000	19,714,900
Supply inventories		1,186,800	1,246,300
Prepaids, investments available-for-sale, and other current assets	3	835,800	1,058,400
Total current assets		20,296,500	41,460,300

Non-current assets
Property, plant, mine development and mineral interests, net	5	82,212,800	100,075,000
Restricted cash and marketable securities held in surety	6	4,319,400	4,964,400
Stripping activity assets, net	7	5,425,700	3,334,600
Deferred income tax asset	13	-	10,327,500
Other non-current assets		22,900	22,900

Total assets		$112,277,300	$160,184,700

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable		$6,611,000	$6,257,300
Derivative liabilities	8	-	1,733,500
Asset retirement obligations	9	427,400	629,000
Notes payable	10 & 25	17,576,500	20,945,600
Gold bonds, net of discount	12	-	3,494,800
Finance leases	11	2,136,100	1,064,900
Income taxes payable	13	-	10,100
Other current liabilities		585,300	896,100
Total current liabilities		27,336,300	35,031,300

Non-current liabilities
Notes payable	10	1,430,400	1,565,700
Finance leases	11	3,706,700	2,266,000
Asset retirement obligations	9	3,293,900	3,953,200
Total liabilities		35,767,300	42,816,200

Commitments and Contingencies	14

Shareholders' equity
Share capital (no par value) unlimited shares authorized; issued and outstanding: 189,922,144 at December 31, 2013, and 144,989,922 at December 31, 2012	15	133,843,300	126,791,100
Contributed surplus		7,384,200	6,637,500
Deficit		(65,761,800)	(16,142,200)
Accumulated other comprehensive gain		1,044,300	82,100
Total shareholders' equity		76,510,000	117,368,500

Total liabilities and shareholders' equity		$112,277,300	$160,184,700

On behalf of the Board of Directors:

/s/ David K. Fagin	/s/ David H. Watkins
David K. Fagin, Independent Director	David H. Watkins, Chairman

The accompanying notes are an integral part of these consolidated financial statements.

4

ATNA RESOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

Reported in US Dollars

For the Years Ended December 31

	Notes	2013	2012	2011
REVENUE
Gold and by-product sales		$45,035,100	$59,763,300	$51,755,400

EXPENSES
Cost of sales, excluding depreciation	18	33,299,800	35,485,600	29,982,900
Depreciation and amortization, cost of sales	18	7,015,100	8,095,100	7,655,600
Adjust inventory to net realizable value, cost of sales	4 & 18	2,595,600	-	-
Impairment of non-current assets	23	33,090,100	-	-
General and administrative expense		4,842,100	4,834,000	4,457,900
Depreciation - G&A only		173,500	68,700	113,200
Exploration expense	24	703,900	1,733,300	634,900
Property maintenance expense	24	1,132,200	-	-
Provision for site restoration		(568,600)	392,800	(136,500)
Subtotal operating expense		82,283,700	50,609,500	42,708,000

Operating (loss) profit		(37,248,600)	9,153,800	9,047,400

OTHER (EXPENSE) INCOME
Interest income		12,700	14,100	29,000
Interest expense		(3,445,600)	(1,324,800)	(2,290,200)
Realized loss on derivatives	8	(197,000)	(1,865,300)	(1,545,100)
Unrealized gain (loss) on derivatives	8	1,080,800	1,111,700	(313,500)
(Loss) gain on asset disposals	22	(330,600)	(352,400)	589,500
(Loss) gain on sale of investments available-for-sale		(97,400)	87,900	205,800
Other income	22	634,400	254,600	266,800
Subtotal other expense		(2,342,700)	(2,074,200)	(3,057,700)
(Loss) income before income tax		(39,591,300)	7,079,600	5,989,700

Income tax (expense) recovery	13	(10,028,300)	(193,600)	9,094,700
Net (loss) income		$(49,619,600)	$6,886,000	$15,084,400

COMPREHENSIVE INCOME (LOSS)
Unrealized gain (loss) on translating the financials of foreign operations		990,200	(424,400)	649,400
Unrealized (loss) on investments available-for-sale	3	(28,000)	(46,200)	(17,500)
Reclassification adjustment for gains included in net income (loss)		-	10,500	-
Other comprehensive income (loss)		962,200	(460,100)	631,900

Comprehensive (loss) income		$(48,657,400)	$6,425,900	$15,716,300

EARNINGS (LOSS) PER SHARE
Basic (loss) income per share	19	$(0.32)	$0.05	$0.14
Diluted (loss) income per share	19	$(0.32)	$0.05	$0.14

Basic weighted-average shares outstanding		155,721,306	126,994,021	106,033,977
Effect of dilutive securities:
Stock options, convertible debentures, and warrants		-	4,840,570	885,959

Diluted weighted-average shares outstanding		155,721,306	131,834,591	106,919,936

The accompanying notes are an integral part of these consolidated financial statements.

5

ATNA RESOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Reported in US Dollars

For the Years Ended December 31

					Accumulated
	Share Capital				Other	Total
	Number of			Contributed	Comprehensive	Shareholders'
	Shares	Amount	Deficit	Surplus	Gain (Loss)	Equity

Balances, December 31, 2010	99,002,400	$90,977,700	$(38,112,600)	$4,361,200	$(89,700)	$57,136,600
Share-based compensation	-	-	-	754,300	-	754,300
Exercise of stock options	134,800	74,900	-	-	-	74,900
Options converted into cash	-	38,400	-	(38,400)	-	-
Unrealized loss on available for sale securities	-	-	-	-	(17,500)	(17,500)
Debentures converted into shares	2,000,000	1,025,000	-	(86,600)	-	938,400
Shares issued for purchase of 70% interest in Pinson	15,000,000	11,333,500	-	-	-	11,333,500
Shares issued for debt financing	1,049,100	714,700	-	-	-	714,700
Shares issued for warrants exercised	188,300	122,900	-	-	-	122,900
Foreign exchange gain	-	-	-	-	649,400	649,400
Net income	-	-	15,084,400	-	-	15,084,400

Balances, December 31, 2011	117,374,600	$104,287,100	$(23,028,200)	$4,990,500	$542,200	$86,791,600

Share-based compensation	-	-	-	922,400	-	922,400
Exercise of stock options	1,286,800	1,058,900	-	(721,400)	-	337,500
Unrealized loss on available	-
for sale securities	-	-	-	-	(46,200)	(46,200)
Reclassification adjustment for gains included in net (loss) income	-	-	-	-	10,500	10,500
Shares issued to Sprott for extension of debt financing terms (Note 15)	618,600	600,500	-	-	-	600,500
Shares issued for warrants exercised (Note 15)	8,459,900	4,849,200	-	1,110,900	-	5,960,100
Equity issued as financing, net (Note 15)	17,250,000	15,995,400	-	335,100	-	16,330,500
Foreign exchange loss	-	-	-	-	(424,400)	(424,400)
Net income	-	-	6,886,000	-	-	6,886,000

Balances, December 31, 2012	144,989,900	$126,791,100	$(16,142,200)	$6,637,500	$82,100	$117,368,500

Share-based compensation	-	-	-	824,600	-	824,600
Exercise of stock options	150,500	109,300	-	(77,900)	-	31,400
Unrealized loss on available for sale securities	-	-	-	-	(28,000)	(28,000)
Restricted shares issued in lieu of cash compensation	1,143,900	115,000	-	-	-	115,000
Shares issued to Sprott for extension of debt financing terms (Note 15)	7,237,800	1,533,200	-	-	-	1,533,200
Equity issued as financing, net (Note 15)	36,400,000	5,294,700	-	-	-	5,294,700
Foreign exchange gain	-	-	-	-	990,200	990,200
Net loss	-	-	(49,619,600)	-	-	(49,619,600)

Balances, December 31, 2013	189,922,100	$133,843,300	$(65,761,800)	$7,384,200	$1,044,300	$76,510,000

The accompanying notes are an integral part of these consolidated financial statements.

6

ATNA RESOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Reported in US Dollars

For the Years Ended December 31

	Notes	2013	2012	2011
Cash flows from operating activities:
Net (loss) income		$(49,619,600)	$6,886,000	$15,084,400
Adjustments to reconcile net (loss) income to net cash and cash equivalents provided by operating activities:
Depreciation - G&A		173,500	68,700	113,200
Depreciation and amortization - cost of sales	18	7,015,100	8,095,100	7,548,700
Adjust inventory to net realizable value, cost of sales	18	2,595,600	-	-
Amortization of gold bond discount	12	130,200	338,600	547,100
Amortization of note payable discount		508,600	-	-
Write-off of note payable discount	10	1,054,700	-	-
(Gain) loss on derivatives	8	(1,748,000)	(1,111,700)	313,500
Loss (gain) on sales of investments available-for-sale		97,400	(87,900)	(205,800)
Loss (gain) on asset disposals and debt extinguishment		347,600	352,400	(581,300)
Impairment of non-current assets		33,090,100	-	-
Deferred income tax expense (recovery)		10,327,500	95,500	(9,467,000)
Income from insurance settlements reclassified to investing activities	22	(368,800)	(251,800)	-
Share-based compensation	16	939,600	922,400	754,300
Non-cash Other income		(147,500)	-	-
Provision for asset retirement obligation	9	(568,600)	392,800	(136,500)
Accretion of asset retirement obligation	9	411,600	375,100	433,200
Changes in operating assets and liabilities:
Decrease (increase) in inventories		752,800	(4,001,000)	(2,644,600)
Decrease in prepaid and other assets		1,307,300	2,807,500	2,426,400
Increase (decrease) in accounts payable and accrued liabilities		2,378,800	(118,600)	1,786,000
ARO settlements	9	(370,800)	(1,172,600)	(472,900)
Total adjustments		57,926,700	6,704,500	414,300

Net cash and cash equivalents provided by operating activities		8,307,100	13,590,500	15,498,700

Cash flows from investing activities:
Purchases and development of property and equipment		(26,410,800)	(21,705,700)	(9,929,500)
Capitalized loan interest		(1,185,600)	(2,161,400)	(700,100)
Preproduction gold sales		6,532,400	1,353,100	-
Additions of stripping activity assets		(3,187,500)	(540,500)	(4,033,900)
Pinson purchase price	20	-	-	(15,000,000)
Proceeds from insurance settlement	22	368,800	435,800	-
Decrease (increase) in restricted cash	6	645,000	391,000	(686,700)
Proceeds from sale of investments available-for-sale		42,100	833,600	465,600
Proceeds from sale of property and equipment		736,600	135,800	471,500
Net cash and cash equivalents used in investing activities		(22,459,000)	(21,258,300)	(29,413,100)

Cash flows from financing activities:
Options exercised		31,400	337,400	74,900
Warrants exercised		-	5,960,100	122,900
Stock issuance net of transaction costs		5,294,700	16,330,500	-
Loan funding net of lender's fee		-	-	20,098,900
Repayments of notes payable	10	(3,681,600)	(1,083,100)	(1,946,000)
Repayments of gold bonds	12	(3,625,000)	(3,625,000)	(3,625,000)
Repayments of finance lease obligations	11	(2,252,900)	(865,800)	(418,400)

Net cash and cash equivalents (used in) provided by financing activities		(4,233,400)	17,054,100	14,307,300

Effect of exchange rate changes on cash and cash equivalents		(167,700)	(6,500)	(23,000)
Net (decrease) increase in cash and cash equivalents		(18,553,000)	9,379,800	369,900
Cash and cash equivalents, beginning of period		19,342,900	9,963,100	9,593,200

Cash and cash equivalents, end of period		$789,900	$19,342,900	$9,963,100

The accompanying notes are an integral part of these consolidated financial statements.

7

ATNA RESOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS, continued

Reported in US Dollars

For the Years Ended December 31

		2013	2012	2011
Supplemental disclosures of cash flow information:

1.	Interest paid	$2,417,700	$2,772,500	$2,010,200

Supplemental disclosures of noncash activity:

1.	Capitalized leases for mining equipment	$4,873,800	$1,719,400	$2,036,200

2.	Notes payable for mining equipment	$929,100	$1,527,600	$-

3.	Marketable securities received for option payments and property	$147,500	$144,900	$615,700

4.	Amortized Sprott debt-transaction-cost recorded in capitalized interest	$382,100	$764,600	$383,400

5.	Issued shares for exercise of options	$64,200	$721,400	$30,700

6.	Issued shares for purchase of Pinson	$-	$-	$11,333,500

7.	Issued shares converted from debentures	$-	$-	$938,400

8.	Issued shares for Sprott credit agreement	$-	$-	$714,700

9.	Issued shares for Sprott extension of credit agreement	$1,533,200	$600,500	$-

The accompanying notes are an integral part of these consolidated financial statements.

8

ATNA RESOURCES LTD.

NOTES TO THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of operations:

Atna Resources Ltd. was incorporated in British Columbia in 1984. The corporate-management office is located in Golden, Colorado. References to “Atna Resources,” “Atna,” and the “Company,” all mean Atna Resources Ltd. inclusive of all the wholly-owned and majority-owned subsidiaries of Atna Resources Ltd., or any one or more of them, as the context requires.

The Company is involved in all phases of the mining business including exploration, preparation of feasibility studies, permitting, construction, development, operation and reclamation of mining properties. The Company’s business model is principally one of developing and operating precious-metal mines in the western United States (“US”). The Company conducts a portion of its mineral exploration activities through joint arrangements with other companies.

The Company is presently operating the Briggs mine. Briggs is located in southeastern California and commenced commercial gold production in July 2009. Briggs produced and sold approximately 31,700 ounces of gold during 2013, at an average gold price of $1,412 per ounce.

Development assets include the Reward gold mine near Beatty, Nevada; the Pinson-underground project near Winnemucca, Nevada; the Mag open-pit project adjacent to the Pinson-underground mine; and the Columbia gold project located near Lincoln, Montana.

Development of Reward, a fully permitted mine site, is pending financing. A drilling program was completed in March 2013 at Reward to provide additional information for initial pit design and to ensure that the ore zones do not extend under the planned plant and leach pad construction areas.

A study to determine the economic feasibility of developing the Mag open-pit mine began in late 2012. This study, when completed, will determine project viability and whether to commence the permitting process for development of a new open pit mine at Pinson.

Active development of the Pinson-underground project was undertaken in 2012 and early 2013. In June 2013, development of the Pinson-underground project was suspended, and the property is currently on care and maintenance status. Pinson-underground’s continued development is pending a combination of a mine-plan update, financing, and improvements in the gold-market outlook.

Metallurgical-sample drilling, environmental assessment studies and other data collection were completed in 2012 at the Columbia gold project located near Lincoln, in Lewis and Clark County, Montana. Additional work to determine the economic feasibility of the Columbia gold project is required.

The Kendall Mine (“Kendall”), located near Lewistown, Montana, is in the final stage of reclamation and closure activities. The remaining closure activities principally involve completion of a final-closure Environmental Impact Study, the process having been agreed upon with the State of Montana in April 2012. Final earthwork was completed at the site in 2012 with the placement of top soil over former leach-pad areas. Ongoing work consists of the monitoring and treatment of water.

As of December 31, 2013, the Company had a net working capital (current assets less current liabilities) deficit of $7.0 million, however subsequent to year-end, a debt financing moved $22.0 million of current liabilities into the non-current category. The Company continues to be focused on servicing debt and strengthening its balance sheet. Low cost development activities such as design engineering for Reward, a pre-feasibility study for the Mag open-pit at Pinson and mine planning and costing for Pinson-underground are ongoing.

9

2.	Accounting policies:

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were approved for issue on March 13, 2014, by the Board of Directors.

Consolidation principles

The Company’s consolidated financial statements include the accounts of Atna and its consolidated subsidiaries. Atna’s wholly-owned subsidiaries are: Canyon Resources Corporation (“Canyon”); Atna Resources, Inc. (“Pinson”); CR Briggs Corporation (“Briggs”); CR Reward Corporation (“Reward”); CR Kendall Corporation (“Kendall”); Canyon Resources (“Jersey”) Inc.; Horizon Wyoming Uranium Inc., and CR Montana Corporation. All intercompany balances and transactions have been eliminated in the consolidated financial statements. The Company consolidates subsidiaries where it has control. Control is achieved when the Company has the ability to exercise significant control over the decisions of the entity through voting rights or other agreements.

Joint Arrangements: A joint arrangement is a business agreement between parties to develop or operate a specific project or business for the mutual benefit of the parties; sharing in investments, profits, and risks. The parties to the joint arrangement exercise joint control, based on the terms of the agreement, over the entity (a “joint venture”) or over assets and obligations (a “joint operation”). Joint ventures are accounted for using the equity method of accounting. Joint operations recognize assets, liabilities, revenues and expenses in relation to their interests in the joint operation.

Segment Reporting

The Company currently operates as one business segment. Management currently makes strategic decisions based on the consolidated results of the Company. The Company has one operating mine which provides the operating cash flows for sustaining the Company’s other operations. Should the Company establish multiple operating mines in commercial production, it is anticipated each mining operation will form a separate reporting segment.

Management estimates, assumptions, and judgments

Management is required to make estimates and judgments that affect the amounts reported in the Company’s financial statements and related disclosures. By their nature, these estimates and judgments are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates and judgments in future periods could be significant.

The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates and units-of-production amortization; distinguishing deferred stripping costs related to development and production from routine mining costs; future cash flow estimates and costs affecting net-realizable-values of inventory, long-term asset impairments, and liquidity; the recoverability and timing of gold production from the heap leach process affecting gold inventories; environmental, reclamation and closure obligations; fair value of share-based compensation; fair value of financial instruments and nonmonetary transactions; future profitability affecting deferred tax assets and liabilities; useful lives of assets and asset depreciation rates.

Areas of judgment that have the most significant effect on the amounts recognized in the financial statements include: capitalization and impairment of exploration, technical and feasibility studies, development expenditures, and other long-term asset expenditures; recognition of deferred tax assets; the determination of contingent liabilities; determination of commencement of commercial production; classification of leases as finance or operating; classification of financial instruments; determination of functional currencies; and timing of revenue recognition.

10

Prior period reclassifications

Certain prior period items have been reclassified in the consolidated financial statements to conform to the current presentation. As they were immaterial, investments available-for-sale have been included with prepaids and other current assets on the consolidated balance sheet. “Additions of stripping activity assets” was reclassified from “Decrease in prepaid and other assets” within the operating activities section of the Consolidated Statements of Cash Flows to the investing activities section. Drilling and assessment costs to develop mineral resources and reserves within existing mine areas were previously disclosed in a footnote as “capitalized exploration expenditures”; this disclosure has been deleted as such expenditures were and continue to be classified as mine development expenditures.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition. Carrying amounts approximate fair value based on the short-term maturity of the instruments.

Trade Receivable

Trade receivables included amounts due for Pinson ores sold to third-parties. Carrying amounts were due in 30 days or less.

Inventories

Inventory includes recoverable and payable gold in stockpiled ores, in ores being processed on a leach pad, in the processing plant, at third-party processing plants, and at a third-party refinery. The Company’s inventories are recorded at the lower of weighted average cost or net realizable value less estimated costs of completion. The weighted average cost of all gold inventories include direct production costs, applicable overhead and depreciation, depletion and amortization incurred to bring the gold to its current point in the production cycle. General and administrative costs for the corporate office are not included in inventory.

Adjustments to net realizable value are reported as current period costs, i.e. to expense if for a commercial operation and to capital if for a project under development. Write-downs of inventory still on hand are reversed in the event that there is a subsequent increase in net realizable value. Reversals adjust the inventory valuation to the lower of the updated weighted average cost of the inventory or current net realizable value less estimated costs of completion, and due to change in the updated valuations, the absolute value of the reversal may differ to that of the write-down.

Recoverable gold ounces are calculated by multiplying the estimated future recovery-rate by the contained ounces of gold. When inventory is to be processed by a third-party, payable gold ounces are calculated by multiplying the estimated future payable-rate by the contained ounces of gold. The payable-rate is the contractual percentage of gold due the Company from the processor, net of any recovery-loss and net of any contractual retention due to the processor.

Ore stockpiled represents mined gold ores that are awaiting either direct sale or processing either onsite at a Company owned process facility or offsite at a third-party processing facility. Gold ore that is currently being treated on a leach pad and in processing plants represents in-process inventory. Doré bars at processing plants and refineries and refined gold represent finished goods inventory. Contained recoverable and payable gold ounces are saleable as ore, doré, or refined gold, and in all cases are removed from inventory when title passes to a buyer.

11

Materials and supplies inventories consist mostly of equipment parts, fuel, lubricants, and reagents to be consumed in mining and ore processing activities. Materials and supplies inventories are presented separately within current assets.

Exploration and property-maintenance expenditures

Exploration relates to locating, evaluating, and defining what may develop into mineral resources. Exploration drilling and related modeling and technical studies are expensed unless management determines that such work has a reasonable probability of producing future economic benefits. Facts and circumstances for each exploration program and study are used to determine whether exploration expenditures are to be capitalized. Principal reliance has been placed in past cases upon whether the exploration was within the same general vicinity as proven and probable reserves and upon whether the exploration expenditures related principally to a feasibility or geological study expected to have a positive outcome. Our assessment of probability has been based on the following factors, among others: the results of pre-feasibility studies and scoping studies assessing the economic potential of the mineral resource; results from previous drill programs; results of geological modeling; the proximity to mineral trends or other resources or reserves; and the extent to which ore-grades, ore-characteristics, and deposit-boundaries are being clarified and further defined by such work. Capitalized exploration would be classified as an investing activity in the statement of cash flows. Note 24 addresses exploration and property-maintenance expenditures.

Capitalized development costs

Costs incurred to prepare a property for production that are probable of having future economic benefits are capitalized as development. Property acquisition costs and drilling and assessment costs to develop mineral resources and reserves within existing mine areas are classified as development costs and capitalized. Such capitalized development costs include: infill drilling and sampling; detailed geological and geo-statistical modeling; and positive feasibility studies. Costs incurred to construct tangible assets are capitalized within property, plant and equipment.

When a new mine is developed and first commences operations, operating costs and any revenues are also capitalized as development until ‘commercial production’ levels are achieved. Criteria considered in judging whether a mine is capable of operating in the manner intended by management and whether a mine has attained ‘commercial production’, include, but are not limited to, the following:

•	the unique nature and complexity of each project;
•	whether all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;
•	the completion of a reasonable period of testing of equipment and productive processes;
•	whether the mine or processing facilities have reached and can sustain a pre-determined percentage of productive capacity;
•	mineral extraction and mineral recoveries are at or near the expected production levels;
•	the ability to sustain ongoing production, both functionally and economically, typically judged by achieving pre-determined productivity targets; and
•	the ability to produce minerals in saleable form, meeting quality or concentrate specifications.

Development, including deferred stripping for an open pit mine and primary ramp and access development in an underground mine, is depreciated using the units-of-production (“UOP”) method. Development assets are depreciated over the tons of ore mined relative to the tons of ore reserves or over the ounces of gold produced relative to the recoverable ounces of gold reserves, as deemed most appropriate in the circumstances. Depreciation does not commence until commercial production is achieved by the related mining asset. Depreciation is calculated based on asset values net of any impairment.

12

Deferred Stripping Costs for Open Pit Mines: The costs of removing barren waste rock during the pre-production phase of mine development are considered development costs. Pre-production stripping costs are capitalized in property, plant, mine development and mineral interests. Related cash flows are included in investing activities.

Stripping Activity Assets for Open Pit Mines: The costs of removing barren waste rock during the production phase of mining are included in the costs of inventory produced in the period in which they are incurred, except when three conditions are met: (1) it is probable that the stripping activity will have a future economic benefit, (2) the component of an ore body for which access has been improved has been identified, and (3) the costs related to the improved access to that component can be measured reliably. Costs meeting these three criteria are capitalized as “stripping activity assets.” Stripping activity assets are amortized using the UOP method, based on the estimated ore tons contained in the newly benefited area, usually a lower section of a specific pit. This amortization of stripping activity assets is assigned to inventory and flows though cost of sales as a cash operating cost as the inventory is reduced. Cash flows related to stripping activity assets are included in investing activities.

Impairment evaluations

Producing mines, development and property costs, capitalized exploration, intangible assets and any other significant non-financial assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be fully recoverable. The assets are grouped at the lowest levels of separately identifiable cash flows (cash generating unit, “CGU”) for measuring recoverable amounts. The CGU’s have been determined to be each mine and project, so long as each is operationally independent of the others. The recoverable amount is the higher of an asset’s estimated fair value less selling costs and estimated value-in-use. The value-in-use is the present value of the expected future cash flows of the CGU. Impairment is recognized in the statement of operations in the amount that the asset’s net carrying cost exceeds its estimated recoverable amount. Impairments are reversed if the conditions that gave rise to the impairment are no longer present and the assets are no longer impaired as a result. See Note 23 regarding impairments recognized.

Non-current liabilities

Long-term debt instruments are recorded at amortized cost, net of debt issuance costs incurred and net of amortization of these issuance costs. Debt issuance costs are deferred and amortized using the effective interest rate method.

Asset retirement obligations

Asset retirement obligations (“AROs”) are recognized at the time of environmental disturbance in amounts equal to the discounted value of expected future reclamation cash outflows. The discount rate is updated annually at the reporting date to an estimated current market-based rate considering the timing and risks specific to the liability. The estimated future costs are based primarily upon existing environmental and regulatory requirements of the various jurisdictions in which we operate. Cash expenditures for environmental remediation and closure are charged as incurred against the liability. When the liability is increased, an asset is also recognized if the related disturbances have a future benefit. If the liability is increased for a property that is already closed or if the related disturbance is not expected to have a future benefit, an expense provision is recognized. If the liability is decreased for a property that is already closed or for a property that has been fully depreciated, then an income recovery provision is recognized.

13

Financial instruments and the fair value hierarchy

Held-to-maturity investments, loans, receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured at fair value. Derivative financial instruments are recorded at fair value, unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated and meet the requirements for accounting treatment as a hedge. The Company has not designated its derivative contracts as hedges and therefore does not employ hedge accounting. The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies as of the balance sheet dates; however, considerable judgment is required to develop these estimates. Realized gains and losses on financial instruments are disclosed within operating cash flow.

The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The following table provides a comparison of fair values and carrying values as of December 31:

			2013		2012
			Estimated	Carrying	Estimated	Carrying
	Category	Level	Fair Value	Value	Fair Value	Value

Financial assets:
Cash and cash equivalents	Available-for-sale	N/A	$789,900	$789,900	$19,342,900	$19,342,900
Restricted cash	Loans and receivable	1	4,319,400	4,319,400	4,964,400	4,964,400
Total financial assets			$5,109,300	$5,109,300	$24,307,300	$24,307,300

Financial liabilities:
Accounts payable and accrued liabilities	At amortized cost	N/A	$7,196,300	$7,196,300	$7,153,400	$7,153,400
Derivative liabilities	Held-for-trading	2	-	-	1,733,500	1,733,500
Notes payable	At amortized cost	2	19,006,900	19,006,900	22,511,300	22,511,300
Gold bonds, net of discount	At amortized cost	2	-	-	3,494,800	3,494,800
Finance leases	At amortized cost	N/A	5,842,800	5,842,800	3,330,900	3,330,900
Total financial liabilities			$32,046,000	$32,046,000	$38,223,900	$38,223,900

The value of warrants issued by the Company is a non-recurring fair value estimate determined using Level 3 inputs. The brokers’ warrants issued in 2012 were determined to have a fair value of C$0.3 million using a Black-Scholes model and based on the Company’s share price at issuance, an expected life of 1.5 years, expected volatility of 55 percent, and a risk-free rate of 0.22 percent.

The following table presents the Company’s nonfinancial liabilities that were measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31:

	2013			2012
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Liabilities:
Asset retirement obligations	$-	$-	$3,721,300	$-	$-	$4,582,200

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The Company uses estimated amounts and timing for expected future reclamation costs, the current market-based discount rate in consideration of the risks specific to the liability, and estimated future inflation to determine AROs. Accordingly, the ARO fair value is based on unobservable pricing inputs and is included within the Level 3 fair value hierarchy. There were no Level 1 or Level 2 fair value estimates. See Note 9 for additional information and the ARO roll-forward.

Revenue recognition

Revenues are recognized when title and risk of ownership pass to the buyer, which is determined by contract; the price is fixed or determinable; and collection is reasonably assured. Briggs produces gold and silver in doré form and ships the doré to a refinery for further processing, after which the refined gold and silver are sold. For a financing fee, Briggs can sell the precious metals immediately after acceptance by the refinery.

Pinson-underground mined and sold gold-bearing oxide ore, based on its payable and recoverable gold content, during that mine’s initial development. Pinson-underground sent gold-bearing-sulfide-ore to processors who, under contract, then processed the ore for a fee and the resultant doré was then sold. Pinson-underground was placed on a care and maintenance status in the second quarter of 2013 while still in development and prior to achieving commercial production. Pinson-underground sold the last of its previously mined inventory in third quarter 2013. All Pinson-underground sales were capitalized as an offset to development expenditures.

Share based compensation

Under the Company’s Stock Option Plan (see Note 16), common share options may be granted to executives, employees, consultants and directors. Share-based compensation is recorded as a general and administrative expense with a corresponding increase in the contributed surplus equity account.

The stock option expense is based on the fair value of the options at the time of grant, adjusted for estimated future forfeitures based on historical data, and is recognized over the estimated vesting periods of the respective options. This expense is adjusted quarterly based on actual forfeitures. Consideration paid to the Company upon exercise of options is credited to share capital.

Income Taxes

Income taxes comprise the provision for or recovery of taxes paid and payable in the future. Deferred income tax assets and liabilities are computed using income tax rates in effect when the temporary differences are expected to reverse. The effect on the future tax assets and liabilities of a change in tax rates is recognized in the period of rate change. The provision for or the recovery of future taxes is based on the changes in future tax assets and liabilities during the period. In estimating future income tax assets, an unrecognized deferred tax asset is provided to reduce the future tax assets to amounts that are more likely than not to be realized.

Foreign currency translation

The Company operates primarily in the US. The functional currency of the Company’s US subsidiaries is USD and the functional currency of Atna Resources Ltd. is CAD. As such, foreign currency translation for financial reporting purposes is only required for Atna Resources Ltd. The carrying value of assets and liabilities are translated to US dollars at the rate of exchange prevailing at the balance sheet date. Equity is translated at historic rates. Revenue and expense items are translated at the average rate of exchange during the period. All resulting translation gains or losses are included as a separate component of other comprehensive income (loss).

15

Financial Accounting Standards that may impact the Company

IFRS 9 – Financial Instruments – On November 12, 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace International Accounting Standard (“IAS”) 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures including additional disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and de-recognition of financial instruments. Although early adoption is permitted, in December 2011, the IASB issued an amendment that adjusted the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015. The Company has early adopted IFRS 9 and determined it had no impact on the Company’s consolidated financial statements.

IFRS 36 Amendments – Recoverable Amount Disclosures for Non-Financial Assets – The ISAB issued amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets. The amendments to IAS 36 clarify the IASB’s original intention that the scope of the disclosures is limited to the recoverable amount of impaired assets that is based on fair value less costs of disposal. The amendments to IAS 36 must be applied starting January 1, 2014, with early adoption permitted when the Company has already applied IFRS 13. The Company has early adopted the amendments to IAS 36.

3.	Investments available-for-sale:

Investments available-for-sale are recorded at fair value at each period-end. Changes in fair value are recorded in equity as other comprehensive income or loss, and purchases and sales are reported as investing activities in cash flows. As of December 31, 2013 and 2012, the fair values of the investments were $0.1 million. The changes in fair value for the years ended December 31, 2013, 2012 and 2011, were each less than $0.1 million.

4.	Gold inventories and Adjustments to net realizable value:

Gold inventories are carried at the lower of weighted average cost or net realizable value less estimated costs of completion. The lower of cost or net-realizable-value adjustment is a non-cash fair-value revaluation determined by comparing the then current market price of gold to a fully-burdened average historical cost that includes depreciation and stripping. Write-downs of inventory still on hand are reversed in the event that there is a subsequent increase in net realizable value. Reversals adjust the inventory valuation to the lower of the updated weighted average cost of the inventory or current net realizable value less estimated costs of completion, and due to changes in the updated valuations, the absolute value of the reversal may differ to that of the write-down.

At June 28, 2013, the London pm fix price was $1,192 per ounce of gold, and as Briggs’ weighted average cost per ounce was greater than this estimated net realizable value less estimated costs of completion, a $1.4 million write-down in the value of the inventory was recognized. At September 30, 2013, the London pm fix price was $1,327 per ounce of gold, and as Briggs’ weighted average cost per ounce was less than this estimated net realizable value less estimated costs of completion, consistent with IFRS guidance, the inventory value was increased by $0.6 million to its updated weighted average cost. As the weighted average cost of the inventory declined in the third quarter of 2013, the adjustment from net realizable value back to weighted average cost was less in absolute terms than the original write-off. As a result, a $0.8 million adjustment to net realizable value remained on the Statement of Operations after the third-quarter 2013.

At December 30, 2013, the London pm fix price was $1,205 per ounce of gold, and as Briggs’ weighted average cost per ounce was greater than this estimated net realizable value less estimated cost of completion, a $1.8 million write-down in the value of the inventory was recognized. This $1.8 million write-down of inventories on-hand at year-end plus the $0.8 million net write-down carried forward from prior quarters equals the $2.6 million recognized on the Statement of Operations, but only the $1.8 million write-down was applicable to the inventory on-hand at December 31, 2013.

16

Gold inventories consisted of the following as of December 31:

	2013	2012
Ore stockpile - Briggs	$884,700	$-
Ore stockpile - Pinson	-	1,363,700
Leach pad - Briggs	12,636,500	13,961,400
Process plant - Briggs and refinery	5,792,900	4,389,800
Net realizable value adjustment remaining in inventory	(1,830,100)	-
Total gold inventories	$17,484,000	$19,714,900

5.	Property, plant, mine development, and mineral interests, net, as of December 31:

		2013
			Accumulated
	Depreciation	Asset Value	Depreciation &	Net Book
	Method	at Cost	Impairment	Value
Buildings and equipment	1 - 5 Years SL	$43,430,100	$23,445,500	$19,984,600
Mine development	UOP	47,769,500	5,922,400	41,847,100
Deferred stripping	UOP	3,947,400	2,713,000	1,234,400
Mineral interests	UOP	56,125,200	4,210,500	51,914,700
Asset retirement cost	UOP	327,400	5,300	322,100
Impairment Allowance for Mine Development			30,680,300	(30,680,300)
Impairment Allowance for Mineral Interests			2,409,800	(2,409,800)
		$151,599,600	$69,386,800	$82,212,800

		2012
			Accumulated
	Depreciation	Asset Value	Depreciation &	Net Book
	Method	at Cost	Impairment	Value
Buildings and equipment	1 - 5 Years SL	$35,748,100	$17,818,500	$17,929,600
Mine development	UOP	30,054,900	3,082,300	26,972,600
Deferred stripping	UOP	3,947,400	2,346,500	1,600,900
Mineral interests	UOP	56,276,700	3,485,000	52,791,700
Asset retirement cost	UOP	1,107,000	326,800	780,200
		$127,134,100	$27,059,100	$100,075,000

The decrease in net book value of mine development from $27.0 million as of December 31, 2012 to $11.2 million as of December 31, 2013 was due primarily to the recognition of impairments (See Note 23), partially offset by a $2.5 million increase from stripping of additional pits at Briggs.

17

A roll-forward of property, plant, mine development, and mineral interests, net, for the twelve months ended December 31, 2013 follows.

	Briggs (a)	Reward (b)	Columbia (c)
Beginning balance, January 1, 2013	$24,968,600	$10,846,600	$9,031,400

Acquisition/development capitalized	10,829,000	361,300	-
Depreciation and amortization	(9,437,500)	(6,600)	-
Dispositions	(227,800)	-	-
Impairments	(58,300)	-	-
ARO adjustments and effect of foreign exchange rates	(418,200)	(68,600)	-
Transfers	(46,900)	-	-
Net change in the period	640,300	286,100	-

Ending balance, December 31, 2013	$25,608,900	$11,132,700	$9,031,400

	Pinson (d)	Other (e)	Total
Beginning balance, January 1, 2013	$50,696,600	$4,531,800	$100,075,000

Acquisition/development capitalized	22,202,300	5,200	33,397,800
Depreciation and amortization	(711,400)	(51,600)	(10,207,100)
Pre-production Sales	(6,434,700)	-	(6,434,700)
Dispositions	(421,300)	(544,700)	(1,193,800)
Impairments	(30,680,300)	(2,351,500)	(33,090,100)
ARO adjustments and effect of foreign exchange rates	153,800	(1,300)	(334,300)
Transfers	46,900	-	-
Net change in the period	(15,844,700)	(2,943,900)	(17,862,200)

Ending balance, December 31, 2013	$34,851,900	$1,587,900	$82,212,800

(a)	Briggs Mine, California:

Briggs is located on the west side of the Panamint Range near Death Valley, California. Briggs commenced commercial production in July 2009. Four satellite properties located approximately four miles north of Briggs are included. These satellite properties are known as the Cecil R, Jackson, Mineral Hill, and Suitcase. Impairments were recognized in 2013 for the latter three (See Note 23).

(b)	Reward Project, Nevada:

Reward is located in Nye County about 5.5 miles south-southeast of Beatty, Nevada. Reward has received all major development permits and some infrastructure development has been completed. Most of the property is subject to a three percent net smelter return (“NSR”) royalty. An NSR is a defined percentage of the gross revenues paid to others by a mining operator, less a proportionate share of incidental transportation, insurance, refining and smelting costs.

(c)	Columbia Property, Montana:

Columbia is located seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. The Company commenced data collection for a feasibility study in mid-2012, and Columbia is held for future development. The patented claims are subject to NSR royalties that range from zero percent to six percent.

(d)	Pinson-underground and Mag open-pit projects, Nevada:

The Pinson property is located in Humboldt County, Nevada, about 30 miles east of Winnemucca. The property is located on the Getchell Gold Belt where it intersects the north end of the Battle Mountain-Eureka trend. The property includes two projects, the Pinson-underground project and the adjacent Mag open-pit project. The property is subject to NSR royalties to third-parties which vary by parcel, but which average approximately six percent for Pinson-underground and three to six percent for the Mag open-pit.

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The Pinson-underground project is in a development stage. In June 2013, further development of the underground project was placed on hold, and the property was placed on care and maintenance pending a combination of engineering activities, improvements in market conditions, and financing. Based on experience gained during development, the Company recognized that additional engineering work is required for Pinson-underground.

Resources in the Mag open-pit area remain subject to further study to determine the economic feasibility of development. Drilling and metallurgical tests were commenced in this area in 2012. A pre-feasibility study is continuing into 2014.

(e)	Other Properties:

Clover Property, Nevada: The Clover gold exploration property (“Clover”) is situated approximately 42 miles northeast of Winnemucca in Elko County, north-central Nevada. Clover has a capitalized basis of $0.1 million. The Company has a 100 percent interest in 22 claims on Clover, subject to a three percent NSR royalty. The Company is considering alternatives that would allow continued exploration at this property and is seeking joint venture partners.

Mineral Rights, Montana: The Company owns a package of approximately 900,000 acres of widely distributed fee mineral rights in the western part of the state of Montana. The capitalized basis of these properties was $1.3 million and $2.1 million, respectively at the end of 2013, after an impairment evaluation (See Note 23), and 2012.

Bluebird Prospect, Montana: The Company owns a 100 percent interest in 14 unpatented mining claims (the “Blue Bird Prospect”) in Granite County, Montana located approximately 40 miles southwest of the town of Phillipsburg, Montana. The Blue Bird Prospect was initially acquired by the Company in January by claim-staking. The capitalized basis of the property is $0 at the end of 2013 and 2012.

CR Kendall Lands, Montana: The Company owns approximately 800 acres of fee simple lands located at Kendall near Lewistown, Montana. The capitalized basis of the property was less than $0.1 million and $0.8 million, respectively at the end of 2013, after an impairment evaluation (See Note 23), and 2012.

Sand Creek Uranium Joint Arrangement, Wyoming: The capitalized basis of this property was less than $0.1 million at the end of 2013, after an impairment evaluation (See Note 23), and $1.0 million at the end of 2012. In August 2006, the Company and Uranium One Exploration USA Inc, (“Uranium One”) formed the Sand Creek Joint Venture (“Sand Creek JV”). (This is a “joint operation” and not a “joint venture” as defined by IFRS). The area of interest for the Sand Creek JV covers an area of approximately 92,000 acres, located southeast of Douglas, Wyoming. In June 2009, the Company entered into a supplemental agreement to the Sand Creek Agreement, which was amended in later periods (“the “Supplemental Agreement”). Under the Supplemental Agreement, Uranium assumed the role of project manager and may spend up to $1.6 million before June 2014 to increase its interest in the project from 30 percent to 51 percent. The Company does not control the timing of future drilling operations under the terms of the Sand Creek Supplemental Agreement. As of December 31, 2013, Uranium One reports having spent $1.3 million of the $1.6 million, and having increased their interest to 39.9 percent. At termination or completion of the Supplemental Agreement, the Sand Creek JV will remain effective and the parties’ operating interests will be set in proportion to the amount of their respective expenditures or the 51/49 percent stipulated interest, respectively.

Canadian Properties, Yukon and British Columbia: The capitalized basis of these properties is less than $0.1 million at the end of 2013 and 2012. The Wolf polymetallic prospect is located in the Pelly Mountains of southeastern Yukon. The property is currently held as a joint venture with the Company controlling 65.6 percent and Yukon Nevada Gold Corporation (TSX:VG) controlling 34.4 percent. The Ecstall polymetallic prospect is located in the Skeena Mining District of British Columbia. These two properties are available for joint venture.

19

On April 24, 2013, an Agreement was signed selling the Uduk Lake gold prospect to Canarc Resource Corp. (“CCM”) in exchange for 1.5 million shares of CCM and a retained NSR royalty of three percent. The Uduk claims are located in the Windfall Hills area, 65 kilometers south of Burns Lake, British Columbia.

6.	Restricted cash and marketable securities held in surety:

Restricted cash and marketable securities to bond and provide surety deposits meeting regulatory obligations consist of the following as of December 31:

	2013	2012
Kendall reclamation property (a)	$2,417,800	$2,427,900
Briggs mine (b)	1,331,100	1,813,300
Columbia property (b)	21,000	27,900
Reward project (b)	282,700	377,000
Pinson (b)	235,300	313,700
Other properties	31,500	4,600
Total restricted cash - Non-current	$4,319,400	$4,964,400

(a) $2.3 million is held directly by the Montana Department of Environmental Quality (“MDEQ”), and $0.1 million is held in a bank trust benefiting a surety.

(b) Held in bank trusts benefiting sureties and/or Inyo County, California. Trustees may invest funds in US Treasury instruments and certificates of deposit.

In connection with the collateral for the Briggs reclamation bonds, in 2013, the Company negotiated an agreement with a new surety company that allowed for a reduced amount of cash held as collateral, relative to the prior surety company. The previous surety company returned the cash/collateral it held late in the second quarter of 2013. The cash/collateral of $1.1 million was deposited to the trust account with the new surety during the third quarter of 2013.

7.	Stripping Activity Assets:

This note addresses the costs of removing waste rock during the production phase of mining from within existing pits and is distinguished from deferred stripping to remove overburden from new pits during development. Please see Note 2 regarding the accounting treatments, but a principal difference is that amortization of stripping activity assets flows through cost of sales as a cash operating cost as inventory is sold instead of flowing through depreciation and amortization as does the amortization of deferred stripping and other development costs. Stripping activity assets are amortized using the UOP amortization method based on the life of the applicable pit.

20

The following schedule provides a roll-forward of the carrying values for production stripping costs for the twelve months ended December 31:

	2013	2012
Balance, beginning of the period	$3,334,600	$5,896,500
Stripping activity assets added	3,187,500	540,500
Amortization	(1,096,400)	(3,102,400)
Balance, end of the period	$5,425,700	$3,334,600

8.	Derivatives:

The Company had a $0.0 million and a $1.7 million derivative liability as of December 31, 2013 and December 31, 2012, respectively. These derivatives were embedded in the 2009 Gold Bonds (as defined in Note 12), and the fair value is reflective of the derivative component of the 2009 Gold Bonds.

The Company fully repaid the 2009 Gold Bonds in the month of December 2013. Historical gains and losses on derivative positions follow.

	Twelve months ended December 31,
	2013	2012	2011
Realized (loss) on derivative	$(197,000)	$(1,865,300)	$(1,545,100)
Unrealized gain (loss) on derivative	$1,080,800	$1,111,700	$(313,500)

9.	Asset retirement obligations:

An ARO is estimated to be the discounted present value of the estimated future costs required to remediate environmental disturbances. Included in this liability are the costs of closure, reclamation, demolition, and stabilization of the mines, processing plants, infrastructure, leach pads, waste dumps, and post-closure environmental monitoring and water treatment. While the majority of these costs will be incurred near the end of the mines’ lives, certain ongoing reclamation costs will be incurred prior to mine closure. Reclamation expenditures are recorded against the ARO liability as incurred. The ARO estimate is updated at least annually. The liabilities determined at year-end 2013 were based on a discount rate of 12.0 percent and a cost inflation index of 1.5 percent. The liabilities determined at year-end 2012 were based on a discount rate of 9.0 percent and a cost inflation index of 1.7 percent. The schedule for payments to settle the ARO liabilities currently runs through 2028.

Kendall has been closed and is engaged in remediation activities. The Kendall ARO of $1.0 million represents the estimated costs for maintenance of a water treatment system and costs to maintain the property during the reclamation period.

21

The following provides a roll-forward of AROs for all properties for the indicated periods ended December 31st.

	2013	2012
Balance, beginning of the period	$4,582,200	$6,047,600
Settlements	(370,800)	(1,172,600)
Accretion expense	411,600	375,100
Change in estimate	(901,700)	(667,900)
Balance, end of the period	3,721,300	4,582,200
Less: asset retirement obligations - current	427,400	629,000

Asset retirement obligations - non-current	$3,293,900	$3,953,200

The net decrease in the “Change in estimate” of $0.9 million in 2013 resulted primarily from an updated calculation of total tons of material needed to cover the leach pad at Briggs.

Future estimated undiscounted cash-outflows required to settle AROs for all properties follow.

Anticipated spending per year (undiscounted):
2014	$478,700
2015	115,600
2016	117,300
2017	1,018,700
2018	519,500
Thereafter	5,267,500

Total	$7,517,300

Asset retirement obligations are initially capitalized as part of the cost of the related project, then depreciated and adjusted. Net ARO assets are summarized below. The aforementioned “Change in estimate” of $0.9 million in 2013 also resulted in the write-off the remaining ARO asset for Briggs.

Asset Retirement Obligations Capitalized by Property (net of depreciation):

	December 31,	December 31,
	2013	2012
Briggs Mine	$-	$542,400
Reward Project	58,500	127,100
Pinson	263,700	110,700

Total	$322,200	$780,200

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ARO liabilities are summarized in the table below.

Summary of Asset Retirement Obligations by Property:

	December 31,	December 31,
	2013	2012
Kendall Mine	$978,200	$1,281,700
Briggs Mine	1,909,500	2,625,400
Pinson Project	674,100	477,400
Columbia Project	68,000	50,800
Reward Project	91,500	146,900

Total	$3,721,300	$4,582,200

10.	Notes payable:

The following provides a roll-forward of notes payable as of:

	December 31	December 31
	2013	2012
Balance, beginning of the period	$22,511,300	$21,479,100
Principal payments	(3,681,600)	(1,083,100)
Discount paid for Sprott Amendment Fee	(1,533,200)	(600,500)
Amortization of Discount	882,700	764,600
Write-off of Discount	1,054,700	-
Notes Issued	937,100	1,527,500
Foreign Exchange Effect	(1,164,100)	423,700
Balance, end of the period	19,006,900	22,511,300
Less: notes payable - current	17,576,500	20,945,600

Notes payable - non-current	$1,430,400	$1,565,700

In February 2012, the Company reached an agreement with Sprott Resource Lending Partnership (“Sprott”) to extend the term of its existing C$20 million note with principal repayments extended through August 31, 2013. As consideration for extending the credit facility Atna issued 618,556 common shares to Sprott. The note was entered into in 2011 with a one-year term and an annual rate of 9 percent interest in order to finance the acquisition and initial development of Pinson.

In March 2013, the Company reached an agreement with Sprott to extend the term of the remaining $17.5 million credit facility with amortizing payments of $1.46 million due each month commencing September 2013 and ending in August 2014. As consideration for extending the credit facility, Atna issued 675,240 common shares to Sprott.

In October 2013, the Company reached an agreement with Sprott to extend the term of the remaining $17.5 million credit facility with amortizing payments of C$0.5 million due each month commencing January 2014 and ending in November 2014 when the C$12.0 million balance of the loan was also due. The annual coupon rate on this facility was increased from 9 percent to 12 percent. Sprott was granted a security position in the Briggs mine. The agreement also called for the Company to raise an additional C$5.0 million in working capital by March 31, 2014 via the sale of non-core assets or other means. As consideration for extending the credit facility, Atna issued 6,562,500 common shares to Sprott.

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In January 2014, the Sprott Note was repaid in full. See Note 25 regarding a refinancing in January 2014, subsequent to December 31, 2013.

A roll-forward for the Sprott credit facility follows through December 31, 2013.

		Transaction
	Sprott Note	Costs	Total
Issuance of note in August 2011	$20,421,300	$(1,037,100)	$19,384,200
Amortization of discount	-	383,300	383,300
Foreign exchange effect	(755,600)	37,700	(717,900)
Balance, December 31, 2011	$19,665,700	$(616,100)	$19,049,600

Discount for Sprott amendment fee	-	(600,500)	(600,500)
Amortization of discount	-	764,600	764,600
Foreign exchange effect	436,800	(13,100)	423,700
Current balance, December 31, 2012	$20,102,500	$(465,100)	$19,637,400

Discount for Sprott amendment fee	-	(1,533,200)	(1,533,200)
Principal Payments	(2,449,700)	-	(2,449,700)
Amortization of discount	-	882,700	882,700
Write-off Discount	-	1,054,700	1,054,700
Foreign exchange effect	(1,225,000)	60,900	(1,164,100)
Balance, end of period	$16,427,800	$-	$16,427,800
Less: current liability net of transaction costs to be amortized at December 31, 2013			$16,427,800

Sprott note - non-current liability at December 31, 2013			$-

Interest expense and capitalized interest on Notes payable for the periods ended December 31, 2013, 2012 and 2011 follow.

	Twelve months ended December 31
	2013	2012	2011
Interest expense	$803,800	$4,100	$210,200
Amortization of Sprott debt transaction cost	500,600	-	-
Write-off Sprott debt transaction cost	1,054,700	-	-
Subtotal interest expense from Notes	$2,359,100	$4,100	$210,200

Interest expense capitalized to mine development:
Cash interest payments to lenders	$876,000	$2,007,700	$700,200
Amortization of Sprott debt transaction cost	382,100	764,600	383,300
	$1,258,100	$2,772,300	$1,083,500

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11.	Finance leases:

The following provides a roll-forward of finance leases as of:

	December 31	December 31
	2013	2012
Liability balance, beginning of the period	$3,330,900	$2,477,300
New leases	4,873,800	1,719,400
Payments applied to principal	(2,252,900)	(865,800)
Lease adjustment	(109,000)	-
Balance, end of the period	5,842,800	3,330,900
Less: finance leases - current liability	2,136,100	1,064,900

Finance leases - non-current liability	$3,706,700	$2,266,000

Cost of leased assets	$9,198,600	$4,619,900
Accumulated depreciation for leased assets	$3,203,400	$1,896,600

Future minimum lease payments as of December 31, 2013 follow.

2014	$2,341,400
2015	2,179,500
2016	1,564,300
2017	114,900
2018 and later years	-
Total minimum finance lease payments	$6,200,100
Less: Imputed interest	357,300

Present value of net minimum lease payments	$5,842,800

The weighted average interest rate on finance-lease balances as of December 31, 2013 is 4.2 percent, with the range of rates varying between 2.5 percent and 7.9 percent. Depreciation expense for equipment with financing leases and interest on finance lease obligations for the years ended December 31, 2013, 2012 and 2011 were:

	2013	2012	2011
Depreciation expense	$1,402,000	$550,100	$367,600
Interest expense	$248,800	$3,700	$93,700
Interest expense capitalized to mine development:	$137,000	$102,800	$-

12.	2009 Gold Bonds:

On December 9, 2009, the Company closed a private placement of $14.5 million of Gold Bonds (“2009 Gold Bonds”). The 2009 Gold Bonds required quarterly payments through December 21, 2013; each quarter’s payment being equivalent to the market value of 814 ounces of gold based on a closing gold price ten-trading-days prior to the end of each quarter. Interest at a 10 percent annual rate was payable quarterly on the declining principal balance.

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The Company recorded an initial discount on the 2009 Gold bonds of $1.8 million. The discount was comprised of $1.2 million of transaction costs associated with the 2009 Gold Bonds and the $0.6 million initial fair value of the embedded derivative. The discount is amortized using the effective interest method and amortization was $0.1 million, $0.3 million, and $0.5 million for the twelve months ended December 31, 2013, 2012 and 2011, respectively.

For purposes of financial reporting, the embedded derivative has been separated from the 2009 Gold Bond liability (See Note 8). The following provides a roll-forward of the Gold Bonds and related discounts for the twelve months ended December 31, 2013.

		Discounts
		Transaction	Embedded
	Gold Bonds	Costs	Derivative	Total
Balance, December 31, 2012	$3,625,000	$(82,500)	$(47,700)	$3,494,800
Payments	(3,625,000)	-	-	(3,625,000)
Amortization	-	82,500	47,700	130,200
Balance, December 31, 2013	$-	$-	$-	-
Less: gold bonds - current				-
Gold bonds - non-current				$-

The following provides a roll-forward of the Gold Bonds and related discounts for the twelve months ended December 31, 2012.

		Discount
		Transaction	Embedded
	Gold Bonds	Costs	Derivative	Total
Balance, December 31, 2011	$7,250,000	$(297,100)	$(171,700)	$6,781,200
Payments	(3,625,000)	-	-	(3,625,000)
Amortization	-	214,600	124,000	338,600
Balance, December 31, 2012	$3,625,000	$(82,500)	$(47,700)	3,494,800
Less: gold bonds - current				3,494,800
Gold bonds - non-current				$-

13.	Income taxes:

The Company recognizes future tax assets and liabilities for each tax jurisdiction in which it operates based on the difference between the financial reporting and tax basis of assets and liabilities using the enacted tax rates expected to be in effect when the taxes are paid or recovered. The Company recognizes deferred tax assets when it is probable that sufficient future taxable profit will be available to utilize the asset.

Tax recognized in net income or loss:

	2013	2012	2011
Current tax (recovery) expense	$(299,200)	$98,100	$372,300
Deferred tax expense	10,327,500	95,500	(9,467,000)
Income tax expense (recovery)	$10,028,300	$193,600	$(9,094,700)

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A reconciliation of expected income tax on net income at statutory rates with the actual expense (recovery) for income taxes is as follows:

	2013	2012	2011
(Loss) income before income taxes	$(39,591,300)	$7,079,600	$5,989,700
Statutory tax rate	0.35	0.35	0.35
Tax (recovery) expense at statutory rate	(13,856,900)	2,477,800	2,096,300

Foreign tax rates	190,300	147,400	12,000
State tax	(1,844,200)	40,500	45,200
Change in tax rates	(7,100)	(74,800)	(955,100)
Nondeductible share-based compensation	182,000	105,100	265,300
Excess percentage depletion	(639,500)	(1,584,600)	(2,118,400)
Recognition of previously unrecognized tax losses	-	(2,792,100)	(8,669,900)
Losses for which no deferred tax asset recognized	25,371,800	-	262,700
Expiration of net operating losses	319,400	1,906,100	-
Other	312,500	(31,800)	(32,800)

Income tax expense (recovery)	$10,028,300	$193,600	$(9,094,700)

Recognized deferred tax assets and liabilities:

Deferred tax assets and liabilities are attributable to the following as of December 31, 2013 and 2012.

	Assets		Liabilities		Net
	2013	2012	2013	2012	2013	2012
Net operating loss carryforwards, US	$-	$11,912,000	$-	$-	$-	$11,912,000
Credit carryforwards	-	430,700	-	-	-	430,700
Property, plant and equipment	-	-	-	(6,686,200)	-	(6,686,200)
Reclamation costs	-	1,469,900	-	-	-	1,469,900
Derivatives	-	714,600	-	-	-	714,600
Compensation	-	98,900	-	-	-	98,900
Other	-	2,387,600	-	-	-	2,387,600
Tax assets (liabilities)	$-	$17,013,700	$-	$(6,686,200)	$-	$10,327,500

A change of ownership under Section 382 of the Internal Revenue Code occurred due to the Atna/Canyon merger in 2008. As a result of the ownership change, the utilization of US NOL’s existing at the merger date is limited to approximately $1.0 million per annum for US federal purposes.

During 2013, the Company updated and recognized reductions of $10.3 million in its deferred tax assets attributable to its US net operating loss carryforwards and all other sources. As development efforts have been suspended for the time being for Pinson and Reward and until the timing and magnitude of future taxable profits becomes clearer, the Company determined that there is not a sufficient probability that future taxable profits will be available to utilize tax loss carryforwards and deductible temporary differences. Loss carryforwards have extended carryforward-periods that do not commence expiry until 2018.

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Unrecognized deferred tax assets:

Unrecognized deferred tax assets are attributable to the following.

	2013	2012

Tax losses	$24,326,700	$4,790,100
Deductible temporary differences, (liabilities) assets	7,096,100	1,260,900
	$31,422,800	$6,051,000

The Company recognizes the benefit of deferred tax assets only to the extent it is probable that future taxable income will be offset by tax losses and deductible temporary differences. The Company's unrecognized deferred tax assets attributable to tax losses are comprised of approximately $22.9 million of US net operating losses, $1.4 million of Canadian noncapital losses and nil of Canadian capital losses. The US net operating losses expire between 2018 and 2033 and the unrecognized Canadian noncapital losses expire between 2028 and 2031. The unrecognized deferred tax liabilities and assets attributable to temporary differences relate principally to differing tax bases in mineral properties.

14.	Commitments and contingencies:

(a)	Kendall Mine reclamation:

Kendall is located approximately 20 miles north of Lewistown, Montana. Kendall was developed by CR Kendall Corporation (“CRK”), a wholly owned subsidiary, as an open-pit, heap-leach gold mine that operated from 1988 to its closure in 1995. Leaching of the remaining gold in the heap-leach pads continued through early 1998. From 1998 to the present time, the Company conducted closure activities, principally relating to collection, treatment and disposal of water contained in the process system and mine area, and re-vegetation of waste-rock dump surfaces. Water management and treatment at the site will continue for the foreseeable future. Since mine closure in 1996, approximately $15.2 million has been expended on closure and reclamation activities at Kendall.

In April 2012, Kendall entered into an agreement with the MDEQ, whereby Atna agreed to provide financial support to complete a final EIS closure study. As part of this agreement, Kendall submitted on July 25, 2012 an application to the MDEQ providing a final closure and reclamation plan for the Kendall mine site. The MDEQ has performed a completeness review of this plan, and Kendall has prepared responses to this review. The EIS will be managed by the MDEQ in consultation with Kendall. Any costs in excess of the EIS project budget will be shared equally between CRK and the MDEQ. No work has commenced on this study. In 2001, CRK deposited with the MDEQ approximately $1.9 million in a fund to accomplish required reclamation work. This fund was never utilized and with accumulated interest now totals approximately $2.3 million. Once a final Record of Decision on the final closure plan has been issued by the MDEQ as part of the Agreement, CRK will create a trust fund to provide for any future operation, maintenance and replacement of water treatment and closure facilities. Funds remaining on deposit with the MDEQ will be utilized in funding this trust.

(b)	Surety bonds:

All reclamation and surety bonds are subject to at least annual review and adjustment.

The Briggs Mine operates under permits granted by various agencies including the Bureau of Land Management, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board. The Company, via a surety, has posted reclamation bonds with these agencies in the amount of $4.4 million. Restricted cash held as collateral by the sureties and related to Briggs amounts to $1.3 million.

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The total bonding requirement for Reward is $6.2 million of which $5.3 million will be required when the Company commences plant construction and removal of overburden. The Phase 1 surety bond of $0.9 million has been posted to cover the installation of tortoise exclusion fencing, site road improvements, in-fill drilling, water wells and related pipelines, other earthwork and installation of power lines and facilities. Restricted cash held as collateral by a surety related to the Phase 1 surety bond is $0.3 million.

The reclamation bond posted for Pinson is $0.8 million. Restricted cash held as collateral by a surety and related to Pinson currently amounts to $0.2 million. The State of Nevada and the Bureau of Land Management have indicated that they will require approximately $0.9 million in additional bonds in 2014 for obligations to be assumed as part of the acquisition in 2011, and the surety has indicated they will require additional collateral of $0.3 million upon issuance of these bonds.

(c)	Property lease commitments:

The Company has entered into various leases for office space and office equipment. As of December 31, 2013, there were future minimum lease payments of approximately $0.1 million per year for all office space and office equipment leases. The current office space lease terminates in December 2015.

The Company has also entered into various mining lease arrangements for purposes of exploring, and if warranted, developing and producing minerals from the underlying leasehold interests. The lease arrangements typically require advance royalty payments during the pre-production phase and a production royalty upon commencement of production, with previously advanced payments credited against the production royalties otherwise payable. Advance royalty commitments will vary each year as the Company adds or deletes properties. Minimum advance royalty payments total approximately $0.1 million annually. The mining lease arrangements start with a primary length that ranges between five to twenty years and are renewed at the Company’s discretion.

The Company is also required to pay an annual rental fee to the federal government for any unpatented mining claims, mill or tunnel site claims on federally owned lands at the rate of $140 per claim. The Company’s present inventory of claims would require approximately $0.1 million in annual rental fees, however, this amount will vary as claims are added or dropped. The length of fees is indefinite and is based on the Company’s discretion to maintain the claims.

(d)	Potential penalty associated with Notice of Violation

In June 2013, Briggs received a Notice of Violation (NOV) in connection with the fact that one of its then four stationary diesel generators did not meet State of California emission standards for diesel toxic control measures. The Company has removed the subject generator from service and is negotiating final resolution of this NOV with the California Air Resources Board. The Company has accrued for a settlement it deems reasonable and probable. In order not to seriously prejudice the Company’s negotiations, the potential amount of the settlement is not disclosed, although if disclosed, the Company judges that the amount would not materially affect an investor’s decision.

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15.	Equity transactions:

The following provides a roll-forward of the Company’s beginning and ending common shares outstanding as of:

	Number of Shares
	December 31,	December 31,
	2013	2012
Balance, beginning of the period	144,989,922	117,374,643
Sprott credit agreement and amendments	7,237,740	618,556
Warrant exercises	-	8,459,911
Option exercises	150,544	1,286,812
Restricted shares	1,143,938	-
Equity Offerings	36,400,000	17,250,000
Balance, end of the period	189,922,144	144,989,922

See Note 16 pertaining to the exercise of options as equity transactions.

On September 24, 2013, the Company completed a bought-deal private placement conducted by Dundee Securities Ltd. and Sprott Private Wealth LP by issuing 36.4 million common shares for gross proceeds of C$5.8 million and net proceeds of $5.3 million.

On September 12, 2012, the Company completed a short-term prospectus financing and issued 17.25 million common shares for gross proceeds of $C17.25 million and net proceeds of C$16.0 million. In addition, the Company issued a total of 1,035,000 brokers’ warrants with an exercise price of C$1.00 and an eighteen-month term. The warrants were determined to have a fair value of C$0.3 million and were recorded in contributed surplus. The fair value was determined using a Black-Scholes model using the Company’s share price at issuance, an expected life of 1.5 years, expected volatility of 55 percent, and a risk-free rate of 0.22 percent.

In the first quarter of 2012 and the first quarter of 2013 the Company issued Sprott 618,556 and 675,240 common shares, respectively, inconsideration for its extension of its credit facility. As consideration for extending the credit facility, in the fourth quarter of 2013, the Company issued Sprott 6,562,500 common shares.

No warrants were exercised in the twelve months of 2013. In the twelve months of 2012, outstanding warrants to purchase 8,459,911 common shares were exercised at a price of C$0.70 per share. The following is a summary of the brokers’ warrants outstanding as of December 31, 2013.

	Remaining			Underlying
Expiration Date	Life in Years	Exercise Price		Shares
March 11, 2014	0.2	CAD$	1.00	1,035,000

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16.	Stock Options and Restricted Stock Unit Share-based compensation:

On May 7, 2013, the Company’s shareholders approved the renewal for another three years of the Company’s Stock Option Plan (the “Option Plan”) and approved a new additional Restricted Stock Unit Plan (“RSU Plan”). Both plans are administered by the Compensation Committee of the Board consisting entirely of independent directors. The maximum number of option and RSU shares issuable at any time is equal to 10 percent of the number of issued and outstanding shares on a non-diluted basis. As of December 31, 2013, there were a maximum of 19.0 million underlying shares available under the Plans of which 11.1 million have been granted and are outstanding. Directors and employees of, or consultants to, the Company or any of its affiliates are eligible to participate in the Plans. The Board may terminate or amend the Plans at any time and for any reason. The Plans do not have a termination date but according to TSX requirements all available and unreserved securities must be approved every three years by the directors and shareholders. Barring further amendments to the Plans, the shareholders will next be asked to renew the Plans in 2016.

The exercise price of each stock option and each RSU is based on, and may not be less than, 100 percent of the fair market value of its common shares on the date of grant. The fair market value is generally determined as the average of the high and low trading prices of common shares on the three trading days before and including the date of the grant. The term of each stock option and RSU is fixed by the Compensation Committee and may not exceed five years from the date of grant. The Compensation Committee also determines the vesting requirements of the grant which may be accelerated at a later date by the Compensation Committee.

The only RSUs granted to date vested immediately upon being granted and issued and were paid in lieu of cash compensation and fees otherwise due. In 2013, under these terms, 1,143,900 shares were issued with a fair value of $115,000.

The fair values of options and RSUs with future vesting are estimated on the date of grant using a Black-Scholes valuation model that uses the assumptions noted in the following table. Expected market volatility is based on a number of factors including historical volatility of the Company’s common shares, the Company’s market capitalization, future outlook of the Company, and other fair value related factors. The Company uses historical information in estimating the expected term. Vesting periods for options have typically been over a two year period. The risk-free rate is based on the yields of Canadian benchmark bonds which approximate the expected life of the option. The Company has never paid a dividend and will be determining future dividends based on a number of still contingent factors; currently the expected dividend yield is nil. All of the share-based compensation was recorded as general and administrative expense.

The following table provides certain stock option disclosures for the years ended December 31:

	2013	2012	2011
Stock-based compensation expense - millions	$0.8	$0.9	$0.8
Intrinsic value of options exercised - millions	$0.2	$1.2	$0.1
Fair value of awards vesting - millions	$0.8	$0.8	$0.7
Cash received on option exercises - millions	$0.0	$0.4	$0.0
Unamortized stock-based compensation expense - millions	$0.2	$0.8	$0.6

The following table summarizes the weighted-average assumptions used in determining fair values of option grants during the years ended December 31:

	2013	2012	2011
Grant date fair value	CAD$0.10	CAD$0.46	CAD$0.30
Grant market price	CAD$.22	CAD$1.12	CAD$0.86
Common share price at period-end	CAD$.11	CAD$1.09	CAD$0.84
Expected volatility	87%	59%	53%
Expected option term - years	3.1	3.0	3.0
Risk-free interest rate	1.2%	1.2%	0.6%
Forfeiture rate	9.2%	8.7%	8.6%
Dividend yield	0%	0%	0%

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Stock options

The following tables summarize the stock option activity during the years ended December 31, 2013 and 2012.

		Weighted	Weighted	Weighted	Aggregate
		Average	Average	Average	Intrinsic
	Number	Exercise	Fair Value	Remaining	Value
Outstanding Grants 2013	(000's)	Price CAD	CAD	Contractual Life	Millions CAD
Balance, beginning of the period	9,533	$0.82	$0.32	3.0	$2.7
Granted	3,097	$0.22	$0.10		$-
Exercised/Released	(293)	$0.73	$0.27		$0.2
Cancelled/Forfeited	(597)	$1.01	$0.39		$-
Expired	(663)	$0.45	$0.20		$-
Balance, end of the period	11,077	$0.69	$0.27	2.8	$-
Vested and exercisable, end of the period	8,924	$0.74	$0.29	2.5	$-
Vested and expected to vest, end of the period	10,837	$0.69	$0.27	2.8	$-

		Weighted	Weighted	Weighted	Aggregate
		Average	Average	Average	Intrinsic
	Number	Exercise	Fair Value	Remaining	Value
Outstanding Grants 2012	(000's)	Price CAD	CAD	Contractual Life	Millions CAD
Balance, beginning of the period	9,484	$0.73	$0.28	3.2	$1.5
Granted	2,685	$1.12	$0.46		$0.10
Exercised/Released	(2,195)	$0.79	$0.29		$1.2
Cancelled/Forfeited	(438)	$0.68	$0.26		$0.2
Expired	(3)	$1.32	$0.42		$-
Balance, end of the period	9,533	$0.82	$0.32	3.0	$2.7
Vested and exercisable, end of the period	6,830	$0.74	$0.29	2.7	$2.5
Vested and expected to vest, end of the period	9,252	$0.81	$0.32	2.9	$2.7

The following table summarizes the exercise price ranges of options at December 31, 2013:

Exercise Price CAD		Options Outstanding			Options Exercisable
Low	High	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price CAD	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price CAD
$0.105	$0.33	2,721,500	4.9	$0.105	1,360,752	4.9	$0.105
0.34	0.70	1,815,333	1.9	0.62	1,815,333	1.9	0.62
0.71	0.92	2,140,000	1.3	0.75	2,133,750	1.3	0.75
0.93	1.07	1,950,000	2.0	0.94	1,931,250	2.0	0.94
1.08	1.16	2,450,000	3.0	1.13	1,683,338	3.0	1.13

$0.105	$1.16	11,076,833	2.8	$0.69	8,924,423	2.5	$0.74

17.	Financial Risk Management:

The Company is exposed to a number of financial risks including market risks, credit risks and liquidity risks. Market risks include commodity price risk, security price risk, foreign exchange risk, and fair value interest rate risk. The Company has risk management policies and programs that involve senior management and when appropriate, the Board of Directors of the Company (the “Board”). The main purpose of these policies and programs is to manage cash flow and raise financing as required and in a timely fashion for the Company’s development programs. The Company may use various financial instruments to manage related risks. It is the Company’s policy that no trading in derivatives for speculative purposes shall be undertaken.

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Gold price risk: The Company’s primary product is gold. The value of the Company’s inventory and long-lived assets, its earnings and its operating cash flows are significantly impacted by the market price of gold. The market price of gold and the value of mineral interests related thereto have fluctuated widely and are affected by numerous factors beyond the control of the Company. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, changes in production due to mine development and improved mining and production methods, metal stock levels, governmental regulations, and central bank policies. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving a profit or acceptable rate of return on invested capital or the investment not retaining its value.

For 2013, if the price of gold averaged 10 percent higher or lower per ounce, the Company would have recorded an increase or decrease in revenue of approximately $4.5 million, respectively. For 2012, if the price of gold averaged 10 percent higher or lower per ounce, the Company would have recorded an increase or decrease in revenue of approximately $6.0 million, respectively.

The Company may enter into gold derivative contracts (hedges) to mitigate the impacts of lower gold prices on its operations. Management and the Board have set a gold hedge limit of 50 percent of annual production plus a reserve tail of 25 percent of the life-of-mine production. The gold derivative contracts may include the purchase of put options and the sale of call options, which in some cases are structured as a collar, and forward gold sales, including embedded derivatives. Derivative financial instruments are recorded at fair value, and hedge accounting has not been employed.

2,600 call-options, participating at $1,425 per gold ounce and having maturity dates throughout first quarter 2014, were held at December 31, 2013; and these had an immaterial fair value. The only derivative contracts existing as of December 31, 2012 were embedded forward gold sales in the 2009 Gold Bonds described in Notes 8 and 12.

Liquidity risk: Liquidity risk represents the risk that the Company cannot fund its current operations and obligations. This risk arises in turn primarily from operating and business risks that have the potential to disrupt cash flows, inclusive of risks of material changes in gold prices, production schedules and outputs, operating costs, spending on or timing of development, and changes in regulations. Cash flow forecasting is performed regularly in aggregate for the Company with the objective of managing operating, investing, and financing cash flows to maintain a continuity of funding.

Economic factors beyond the Company’s control may also make additional funding temporarily unavailable. Should cash flows from operations and existing cash be insufficient to meet current obligations, refinancing of debt obligations, the sale of assets, or an equity issuance would be necessary, and there is no assurance that such financing activities would be successful.

A new covenant in the third amendment to the Sprott credit agreement (See Notes 10 and 20), entered in October of 2013, reduced permitted equipment financing to $10.5 million through December 31, 2013 and to $10.0 million for periods in 2014 through the loan expiration date of November 31, 2014. The subsequent refinancing with Waterton (See Note 25) permits up to $12 million of equipment financing.

The Sprott credit agreement, as amended in October 2013, precluded additional borrowing, except for Permitted Encumbrances. The Sprott credit agreement could be terminated early, however as amended, an early prepayment fee of 2 percent was due Sprott. The subsequent refinancing with Waterton also precluded additional borrowing, and allows early prepayments without incurrence of a prepayment fee.

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Sprott required security interests principally in the Briggs Mine and Pinson Mine. In the subsequent refinancing, Waterton required security interests in these two mines and in Reward and Columbia.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments as of the dates indicated. In both 2013 and in 2012, extensions and refinancing subsequent to year-ends of note obligations have been reclassified to the later appropriate columns. The amounts shown are based on payment obligations and exclude unamortized discounts with which these amounts are combined on the balance sheets.

		Payments due by Period as of December 31, 2013
		Less than	Between 3 months			More than
	Total	3 months	and 1 year	1-3 years	3-5 years	5-years
Trade and other payables	$7,196,300	$6,745,100	$451,200	$-	$-	$-
Finance lease obligations	5,842,800	$537,400	$1,598,700	$3,706,700	$-	$-
Long term debt obligations	19,006,900	$100,500	$1,048,200	$17,858,200	$-	$-

Total	$32,046,000	$7,383,000	$3,098,100	$21,564,900	$-	$-

		Payments due by Period as of December 31, 2012
		Less than	Between 3 months			More than
	Total	3 months	and 1 year	1-3 years	3-5 years	5-years
Trade and other payables	$7,163,500	$6,642,500	$521,000	$-	$-	$-
Finance lease obligations	3,330,900	276,700	788,200	2,266,000	-	-
Derivative financial instruments	1,733,500	442,600	1,290,900	-	-	-
Long term debt obligations	26,601,400	3,738,900	9,630,133	13,232,367	-	-

Total	$38,829,300	$11,100,700	$12,230,233	$15,498,367	$-	$-

Capital management: The primary objective of the Company’s capital management is to maintain healthy capital ratios in order to support its operations and development, limit the risks of default on debt obligations, and maximize shareholder value. The Company manages its capital structure and makes adjustments to it in light of business and economic conditions. To date, the Company has not declared or paid any dividends. The Company has issued new shares and may again in order to maintain or adjust its capital structure. The Company has the practice of developing its mines at a controlled and measured pace in order to manage financial leverage. Management principally considers the debt to total asset ratio as a measure of financial leverage and overall capital structure; such ratio being 32 percent at December 31, 2013 after recognizing the impacts of impairments of long-lived assets and 27 percent at December 31, 2012. Long-term cash flow forecasts are prepared at least annually for the Company with the objective of managing debt levels, rates of development, and the long-term capital structure.

Foreign exchange risk: A debt obligation of C$17.5 million was denominated in Canadian dollars as of December 31, 2013. Otherwise, the Company’s assets, liabilities, revenues and costs are primarily denominated in USD, and not significantly impacted by foreign exchange risks. When this debt was refinanced on January 31, 2014, the exchange rate was 1.1178 CAD/USD and the value in USD was $15.7 million.

One of the market conditions that may affect the price of gold is the extent to which gold is viewed as a safe-haven or hedge against fluctuations in major currencies such as the US dollar and the Euro. Foreign exchange may therefore have a significant indirect impact upon the Company.

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Credit and customer risks: Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted. Credit risks arise from market, industry, and individual counterparty conditions. Concentrations of credit risk, on or off balance sheet, exist for counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company manages counterparty credit risk by monitoring the creditworthiness of counterparties.

The Company is subject to concentrations of credit risk in connection with maintaining its cash balances primarily in U.S. and Canadian financial institutions in amounts in excess of levels insured by the Federal Deposit Insurance Corporation and the Canada Deposit Insurance Corporation. Restricted cash held as collateral against surety bonds is invested by the surety-trustee in certificates of deposit and US Treasury instruments.

Sales of gold by Briggs expose the Company to the credit risk of nonpayment by the buyer. Briggs sells all of its gold to one or two customers with payment terms of 0 to 14 days. At any one time, the level of receivable is usually less than two percent of the Company’s total annual revenues. Due to the global and liquid markets for gold, geographic and customer concentrations are considered to pose immaterial risks.

Pinson-underground is presently on care and maintenance. When it resumes development and operations and to the extent it sells ore and doré, distinguished from gold sales by Briggs, and generates trade receivables, credit risk will arise. Pinson has a life-of-mine contract to place, at its option, sulfide ore with a separate third-party processor, Barrick Gold Corporation (“Barrick”), who will also buy the resultant doré under agreed upon terms.

To date, the Company has undertaken little credit risk with counter-parties for hedges, however this risk may increase in the future to the extent more hedging is undertaken or prices of the underlying commodities vary more dramatically during the term of the hedges.

Equity securities price risk: The Company is exposed to equity securities price risk because of investments held as available-for-sale. These securities have typically been received in payment from joint venture or other business partners for obligations due. The fair value balances of available-for-sale securities at December 31, 2013 and December 31, 2012 were $56,400 and $83,900, respectively, representing the maximum potential losses from changes in prices of equity investments.

Fair value interest rate risk: The Company has only entered into debt agreements with fixed interest rates. Fixed interest rates expose the Company to fair value interest rate risks. There is the qualitative risk that a fixed rate liability will become uncompetitive in the future as market rates decline or the Company’s credit position improves. There is a quantitative risk that the interest rate will increase upon refinancing of debt obligations in the future as market rates increase or the Company’s credit position deteriorates. The Company’s other qualitative interest rate risk arises from the mismatch of fixed rate liabilities and floating rate assets. Management of the fair value interest rate risk involves taking into consideration the duration of debt agreements, refinancing penalties, options to renew existing positions, the availability of floating–rate debt and other alternative financing.

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18.	Cost of Sales:

The following is a reconciliation of current period mine operating costs to cost of sales for the years indicated.

	Twelve months ended December 31
	2013	2012	2011
Mine operating costs excluding depreciation and amortization	$32,606,400	$39,055,700	$32,738,300
Decrease (increase) in gold inventory, excluding
depreciation and amortization components	693,400	(3,570,100)	(2,755,400)
Production related depreciation and amortization	7,015,100	8,095,100	7,655,600
Adjustments of inventory to net realizable value	2,595,600	-	-

Total cost of sales	$42,910,500	$43,580,700	$37,638,500

Cost of sales includes all mine-site operating costs, mine-site overhead, production taxes, royalties (if any), and mine-site depreciation, amortization and depletion. Period costs, expensed as incurred and reported separately from cost of sales, include exploration and property-maintenance expenses, holding costs, corporate office costs, impairments of non-current assets, business development costs and other period costs not associated with the production process. All mine-site costs including depreciation, amortization and depletion are included in inventory and relieved to cost of sales when products are sold.

19.	Earnings per share:

The Company computes earnings per share (“EPS”) by applying the provisions of IAS 33. The weighted average dilutive securities included in the December 31, 2012 and 2011 EPS calculation were 4,840,570 and 885,959 common share equivalents, respectively. Common share equivalents, which include share options, warrants to purchase common shares, share grants and convertible debentures, in the years ended December 31, 2013, 2012, and 2011 that were not included in the computation of diluted EPS because the effect would be antidilutive were 10.5 million, 8.9 million, and 15.9 million, respectively. Because the Company reported a net loss for the year ended December 31, 2013, inclusion of common share equivalents would have an antidilutive effect on per share amounts and consequently, the Company’s basic and diluted EPS are the same for the twelve months ended December 31, 2013.

20.	Pinson Acquisition:

In September 2011, the Company acquired an additional 70 percent interest in Pinson, located in Humboldt County, Nevada, increasing its ownership interest to 100 percent. At closing, Atna also signed a non-exclusive Ore Milling and Gold Purchase Agreement allowing for processing of Pinson sulfide ores at Barrick’s Goldstrike processing facilities. Barrick retained a 10 percent, net profits royalty that will be triggered after the first 120,000 ounces of gold are sold. The purchase of Pinson was accounted for as an asset acquisition.

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The calculation of the purchase price and the allocation of the purchase price are summarized in the following tables.

Purchase price
Cash to Barrick	$15,000,000
Atna common shares issued to Barrick	11,333,469
Fair value of assets given up in purchase agreement	66,841
Asset retirement obligations	1,517,850
$27,918,160

Please see Note 10 regarding financing of the Pinson acquisition.

Purchase price allocation, inclusive of financing transaction
Property, plant, mine development, and mineral interests net	$27,918,160
Cash	5,244,268
August interest netted with proceeds	102,106
Sprott legal expenses netted with proceeds	74,885
Asset retirement obligations	(1,517,850)
Notes payable	(20,421,259)
Share capital	(11,333,469)
Gain on fair value of assets given up in purchase agreement	(66,841)
$-

21.	Remuneration of Key Management Personnel:

Key management personnel include the members of the Board and the senior leadership team. Compensation for key management personnel was as follows.

	Twelve months ended December 31,
	2013	2012	2011

Short-term employee benefits (1)	$1,154,000	$1,208,400	$1,054,900
Post-employment benefits (2)	31,400	35,600	27,200
Share-based payments (3)	124,500	825,200	723,200

Total compensation of key management personnel	$1,309,900	$2,069,200	$1,805,300

(1) Represents annual salary, fees, and short term incentives/bonuses earned in the year.

(2) Represents Company contributions to retirement savings plans.

(3) Represents the estimated value of stock options granted in the year.

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22.	Other Income and Insurance Claims and Settlements:

In the first half of 2012, elements of the secondary crusher at CR Briggs prematurely failed, creating insurable events. In 2012, the Company received $435,800, net of a $100,000 deductible, for the principal property damage claim. This partial settlement was first applied to a $213,900 loss on disposal of the failed components, and the insurance proceeds of $221,900 in excess of the loss on disposal were recorded as non-operating “Other income”, representing most of the $254,600 of “Other income” recognized in 2012.

In 2013, a final and additional settlement of $158,700 related to the insurable event in 2012 was received and recognized as “Other income”. In addition in 2013, settlements of another separate insurance claim and a legal-settlement with an insurance broker contributed $124,400 and $85,700, respectively, to “Other income”. Income from an exploration property contributed $172,400 in 2013. Combined these represented $541,400 of the $634,400 of “Other income” recognized in 2013.

23.	Impairment of Non-Current Assets:

In 2013, triggering events prompted impairment evaluations. Accounting for the impairment of non-current assets requires that we estimate the fair value less cost of disposal of these assets. Significant judgments and assumptions are required including the selection of valuation methods. The following factors, among others, affect the fair value of exploration properties and mineral resources: the size of the estimated resource, the estimated grade of the ore, the degree of infrastructure already present, the degree to which development has already occurred, the potential for positive findings from additional exploration, and gold price-trends. Net asset values for other gold mining companies, recent market prices for exploration properties and resources, and recent inquiries and offers for properties are some of the inputs considered.

An impairment loss for non-current assets of $33.1 million was recognized at December 31, 2013 on the Consolidated Statement of Operations. There was no impairment at December 31, 2012. The table below depicts the impairments by property at December 31, 2013.

Property	Type	2013 Impairment Loss ($000's)	Adjusted Book Value at Dec. 31, 2013 (000's)	Events and Circumstances
Douglas Uranium, Wyoming	Exploration property	$1,007	$1	Footnote 3
Suitcase/Mineral Hill, California	Exploration property	29	$1	Footnote 4
Jackson, California	Exploration property	29	$1	Footnote 4
Ecstall, British Columbia	Exploration property	19	$1	Footnote 4
Kendall Lands, Montana	Land attached to mine in reclamation	512	$1	Footnote 5
Montana Mineral Rights	Mineral rights	815	$1,300	Footnote 6
Pinson, Nevada (Impairment of Underground Secondary Development - Only)	Secondary development, i.e. stope-accesses from the primary access, (excluding resources, buildings, equipment, and primary development). Mine development was suspended.	30,679	$34,699	Footnote 7
Total		$33,090	$36,004

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Footnotes:
1. General required disclosure — No reversals of impairment losses have been recognized to date.
2. General required disclosure — Estimated fair values as of December 31, 2013 are based on Level 3 inputs within the fair-value hierarchy, except that Level 2 inputs were also used in evaluating the fair values of the Montana mineral rights and Pinson resources.
3. Poor uranium market, Little recent exploration activity, JV partner may drop.
4. Poor potential for development & poor gold market.
5. 349.2 acres have value, but a very limited market exists for the land.
6. $300K sale is pending, last offer of $1.0 MM for remaining rights.
7. Pinson-underground placed on care and maintenance in 2013, pending improved gold-market, reengineering for new mining methods, and additional financing. Impairing secondary development that may not be used in the future. Retaining value paid for 70% interest, i.e., resources in both underground and open-pit areas; cost of primary underground development that may be used in the future; and building and equipment values.

The impaired properties are non-operating properties at various stages of development; mineral rights, exploration properties, a property on care and maintenance pending development, and a property associated with a mine in reclamation. Based on experience gained during development activities at Pinson-underground in 2013, additional engineering studies, mine designs, and economic analyses are deemed appropriate. The Company judged it more likely than not that the mining method at Pinson-underground will need to be modified and secondary development completed-to-date, i.e., accesses to stopes from the primary access, may not have a future benefit, so the cost of the secondary development alone is considered impaired. The Company still considers it probable that the primary development, buildings, equipment, and resources at Pinson will have future benefits and therefore retain their values.

To calculate the net present value of cash flows expected to be generated by the Briggs mine, we used the Briggs’ life of mine plan, estimated costs based largely on recent performance, a weighted average cost of capital of 12 percent, and a long-term gold price of $1,300 per ounce; and no impairment of that property was indicated. Inputs to this evaluation involve significant estimates and judgments. It is estimated that a $100 per ounce change in gold price improves or worsens, as the case may be, the net present value of the Briggs assets by $11.1 million or by 36 percent of the net book value of the long-term assets. A one percent change in the discount rate impacts the net present value by approximately $0.8 million.

24.	Exploration and property-maintenance expenditures:

The following schedules provide details of the Company’s exploration and property-maintenance expenses for the periods ended December 31st. The Company did not recognize any capitalized exploration in these periods.

	Twelve months ended
	2013	2012	2011
Exploration expenses
Briggs	$172,500	$434,600	$80,900
Pinson	352,200	366,900	214,300
Reward	-	274,300	154,500
Columbia	92,900	669,100	144,400
Other	86,300	(11,600)	40,800
Total exploration expenses	$703,900	$1,733,300	$634,900

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	Twelve months ended
	2013	2012	2011
Property - maintenance expenses
Reward	$211,400	$-	$-
Pinson	920,800	-	-
Total property-maintenance expenses	$1,132,200	$-	$-

Expensed exploration relates to the costs of locating, defining and evaluating projects that may develop into mineral resources. Exploration activities generally include prospecting, sampling, mapping, drilling, land holding costs and other work related to the search for mineralized material. Maintenance expenses for non-operating properties include costs of maintaining land and mineral leases, costs of water disposal or treatment, and personnel costs.

25.	Subsequent Events:

On January 31, 2014, the Company entered into a $22.0 million credit facility agreement (the “Agreement”) with Waterton Precious Metals Fund II Cayman, LP (“Waterton”). The Company used this new credit facility to pay the current liability due Sprott of approximately C$18.1 million under the Company’s existing secured credit facility, and the balance for general working capital purposes including a reduction in trade payables.

Under the terms of the Agreement, the credit facility is a non-revolving, senior secured facility, that bears interest at a coupon-rate of 10% per annum and matures on the earlier of (i) the date that is 24 months following the date of the Agreement (or if the facility has been accelerated in the event of a default, the date on which Waterton demands repayment), and (ii) the date all amounts owing under the credit facility are voluntarily or mandatorily prepaid in full, without a repayment penalty. On the maturity date, Atna will pay to Waterton (i) a cash fee equal to 5% of the credit facility, and (ii) if the payment date occurs on or after the first anniversary of the date of the Agreement, the Company will pay an additional cash fee equal to 5% of the credit facility less any prepayments made during the first 12 months of the Agreement. As consideration for structuring the credit facility, Atna paid to Waterton a cash structuring fee of US$440,000 and, after receipt of approval from the TSX, issued to Waterton 10,000,000 common-share purchase-warrants (the “Lender Warrants”). Each Lender Warrant entitles Waterton to acquire one common share of the Company at an exercise price of C$0.25 per common share for a period of three years following the issue date. The Lender Warrants will be subject to a four-month hold period in Canada.

Assets owned by Atna in Canyon Resources Corp. (CRC) and assets owned by CRC in CR Briggs Corporation, CR Montana Corporation, CR Reward Corporation, and Atna Resources Inc. were pledged as security under the Agreement. Covenants restrict equipment financings to $12 million and require Waterton’s consent for material asset sales. The Agreement precludes additional borrowings and guarantees of debt, except for Permitted Debt and Liens, and allows early prepayments without incurrence of a prepayment fee. The loan origination costs were capitalized and will be amortized over the minimum contractual life of the loan facility.

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